FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2023

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces Candidates for Board of Directors at Upcoming Shareholders Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: March 30, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release
Takeda Announces Candidates for Board of Directors at Upcoming Shareholders Meeting
OSAKA, Japan, March 30, 2023 – Takeda (TSE:4502/NYSE:TAK) announced that its Board of Directors today decided that it will propose a new candidate for independent external director at the 147th Ordinary Meeting of Shareholders on June 28th, 2023. The new candidate, Miki Tsusaka, will join the board effective June 28th, if approved by the shareholders. Furthermore, Masato Iwasaki, Representative Director, Japan General Affairs expressed his intention to retire on the same day. All other current board members who are not our Audit & Supervisory Committee members will be proposed for re-election.
“On behalf of Takeda’s Board of Directors, I would like to thank Masato Iwasaki for his invaluable contribution to Takeda. In his nearly 40-year career with Takeda, he has made a significant impact supporting Takeda transformation to become a global biopharmaceutical company, while staying true to our values.” said Christophe Weber, Representative Director, President and Chief Executive Officer of Takeda.
Dr. Iwasaki started his career at Takeda in 1985, in sales and marketing in Japan. He was later appointed as Head of the Strategic Product Planning Department in 2008 and then became Head of Pharmaceutical Marketing Division as well as Director in 2012. He served as President of the Japan Pharma Business Unit, a member of the Takeda Executive Team, from 2014, and assumed Japan General Affairs in 2021 to oversee overall business activities in Japan. Milano Furuta, who is currently President of Japan Pharma Business Unit will be named Japan Country Head in addition to his current role.
Miki Tsusaka is current President of Microsoft Japan, appointed in February 2023. Prior to this role, Ms. Tsusaka was a Senior Partner and Managing Director at Boston Consulting Group (BCG), where she helped various industries with growth strategies, profitability, and digital transformation. At BCG, she established strategic consulting groups, specializing in marketing, sales and pricing strategy development, served as Chief Marketing Officer (CMO) and was a member of the Executive Committee for two three-year terms. Ms. Tsusaka holds a Bachelor of Arts in Government and East Asian Studies from Harvard University and an MBA from the Harvard Business School.
Masami Iijima, Chairperson of the Nomination Committee commented “Takeda is highly committed to advancing the diversity of the Board, including gender, nationalities, skills and experiences, while ensuring balanced representation of our global stakeholders. With Miki Tsusaka joining our Board, we will be able to strengthen further our governance.”
“We are very excited to have Miki Tsusaka joining our board. With her deep expertise and experience, we look forward to further pursuing our vision to become a leading digital biopharmaceutical company focusing on delivering life-transforming treatments.” commented Christophe Weber.
Ms. Tsusaka commented “I am honored to be a candidate to join Takeda’s Board of Directors. With my deep respect for Takeda’s strong leadership in biopharmaceutical science, values-based culture and sustainability, I look forward to working alongside the rest of the Board to help deliver on Takeda’s purpose and vision.”

Candidates for Directors Who are Not Audit and Supervisory Committee Members

Name	Category		Expected Role
Christophe Weber	Internal	Existing	Representative Director, President & Chief Executive Officer
Andrew Plump	Internal	Existing	Director, President, Research & Development
Constantine Saroukos	Internal	Existing	Director, Chief Financial Officer
Masami Iijima	External	Existing	External Director, Chair of the Board Meeting
Olivier Bohuon	External	Existing	External Director
Jean-Luc Butel	External	Existing	External Director
Ian Clark	External	Existing	External Director
Steven Gillis	External	Existing	External Director
John Maraganore	External	Existing	External Director
Michel Orsinger	External	Existing	External Director
Miki Tsusaka	External	New	External Director
The following four Directors who are Audit and Supervisory Committee members were elected at the 146th Ordinary General Meeting of Shareholders held in 2022 and their terms of office will continue until the 148th Ordinary General Meeting of Shareholders held in 2024.

Name	Category		Expected Role
Koji Hatsukawa	External	Existing	External Director, Head of Audit and Supervisory Committee
Yoshiaki Fujimori	External	Existing	External Director, Audit and Supervisory Committee Member
Emiko Higashi	External	Existing	External Director, Audit and Supervisory Committee Member
Kimberly A. Reed	External	Existing	External Director, Audit and Supervisory Committee Member
[Note: The members of the Nomination Committee and Compensation Committee will be discussed and determined at the Board of Directors meeting to be held after the 147th Ordinary General Meeting of Shareholders.]
About Takeda
Takeda is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (GI), with expertise in immune and inflammatory diseases. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.

Media Contacts
Japanese Media
Jun Saito jun.saito@takeda.com +81 (0) 3-3278-3414

U.S. and International Media
Megan Ostrower megan.ostrower@takeda.com +1 772-559-4924

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.